Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Earnings per common share are based on the distributed and undistributed net income (loss) to common stockholders in accordance with Emerging Issues Task Force No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128. Diluted earnings per common share assume that any dilutive preferred shares outstanding at the beginning of the year were converted at those dates, with dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon vesting of restricted stock and exercise of stock options for which fair value exceeds exercise price, and shares that could have been purchased by the Company with related proceeds. The senior convertible preferred stock, employee stock options and restricted stock were not included in the computation of diluted earnings per share for 2004, 2003 and 2001 since it would have resulted in an antidilutive effect.

The following table sets forth the computation of basic and diluted earnings per common share:

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(In millions except per share figures)
Numerators for basic and diluted:
Income (loss) before cumulative effect of accounting change	$9.6	$(19.0)	$16.5	$13.3	$14.7
Preferred stock dividend	(77.5)	(53.7)	(6.5)	(9.1)	—
Common stock dividend	(25.4)	(19.3)	(3.3)	(5.5)	—
Undistributed income to preferred stockholders	—	—	(4.5)	—	(9.2)

Undistributed income (loss) to common stockholders before effect of accounting change	(93.3)	(92.0)	2.2	(1.3)	5.5
Cumulative effect of accounting change	—	(18.1)	—	—	—

Undistributed net income (loss) to common stockholders	$(93.3)	$(110.1)	$2.2	$(1.3)	$5.5
Common stock dividend	25.4	19.3	3.3	5.5	—

Net income (loss) to common stockholders	$(67.9)	$(90.8)	$5.5	$4.2	$5.5

Denominators:
Weighted-average common shares	2.9	3.5	4.6	5.3	5.5
Effect of dilutive securities:
Convertible preferred stock	—	—	9.1	—	9.1
Employee stock options/restricted stock	—	—	0.2	—	0.6

Dilutive potential common shares	—	—	9.3	—	9.7

Denominators for diluted earnings per share	2.9	3.5	13.9	5.3	15.2
Income (loss) before cumulative effect of accounting change:
Basic earnings (loss) per share	$(23.15)	$(20.77)	$1.20	$0.79	$1.01

Diluted earnings (loss) per share	$(23.15)	$(20.77)	$1.19	$0.79	$0.96

Cumulative effect of accounting change:
Basic earnings (loss) per share	—	(5.17)	—	—	—

Diluted earnings (loss) per share	—	(5.17)	—	—	—

Net income (loss):
Basic earnings (loss) per share	$(23.15)	$(25.94)	$1.20	$0.79	$1.01

Diluted earnings (loss) per share	$(23.15)	$(25.94)	$1.19	$0.79	$0.96